

Mail Stop 3561

August 25, 2015

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 Route 9 South. Suite 1000
Freehold NJ 07728

      Re: Medifirst Solutions, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed April 15, 2015
             File No. 000-55465

Dear Mr. Schoengood:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 19

1. We note that you have included disclosure under the heading "Management's Annual Report on Internal Control over Financial Reporting" that states the Annual Report does not include a report of management's assessment regarding Internal Control over Financial Reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Further, we note that the effective date of your S-1 is July 27, 2012, that you filed Forms 10-K for the years ended December 31, 2012 and 2013 in addition to the current Form 10-K for the year ended December 31, 2014 after becoming a public company, and that all three Forms 10-K contain this same disclosure. Please note that pursuant to Article 308 of Regulation S-K, a newly public company need not provide management's report on Internal Control over Financial Reporting until it either had been required to file or had filed a Form 10-K for the prior fiscal year. As such, it appears both the 2013 and 2014 Forms 10-K should have included management's assessment of Internal Control over Financial Reporting, not the disclosure discussing the scope exception. Please file an amended Form 10-K for the year ended

December 31, 2014 that includes management's assessment of Internal Control over Financial Reporting in accordance with Article 308 of Regulation S-K.

2. As a related matter, given the lack of inclusion of the required assessment of Internal Control over Financial Reporting, please support your assessment of Disclosure Controls and Procedures as effective as of December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or meat (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure